Exhibit 99.1
Separation and Release of Claims Agreement
     This Separation and Release of Claims Agreement (“Agreement”), dated as of October 8, 2007, is made by and between BearingPoint, Inc. (“BearingPoint” or the “Company”), and Robert R. Glatz (“Employee”) (collectively, the “Parties”).
Recitals
     1. WHEREAS, Employee is presently employed by BearingPoint and serves as Managing Director and Executive Vice President.
     2. WHEREAS, Employee and BearingPoint desire fully and finally to resolve any existing or potential disputes arising out of Employee’s employment relationship with BearingPoint and Employee’s separation from employment with the Company.
     NOW, THEREFORE, in consideration of the mutual acts, payments and promises made herein, BearingPoint and Employee hereby agree as follows:
Agreement and Releases
     1. Termination of Employment. Effective October 31, 2007 (the “Termination Date”), Employee’s employment with the Company shall terminate and he shall separate from all employment positions and titles he holds with BearingPoint, including without limitation, his position as Managing Director and Executive Vice President.
     2. Scope of Duties Prior to Termination Date. Prior to the Termination Date, Employee’s remaining time will be spent working at the direction of Ed Harbach and assisting with the transition of duties and matters for which he is presently responsible; provided, however, Employee may participate in continuing education programs (“CE”), not to exceed a cumulative total of three (3) business days, and may use any accrued, but unused personal leave (“paid time off” or “PTO”) prior to the Termination Date.
     From time to time, prior to the Termination Date, it may be necessary for BearingPoint employees to contact Employee regarding matters about which Employee has relevant information or knowledge acquired during his employment with BearingPoint. Employee agrees to make himself available and cooperate with the Company’s reasonable requests for assistance regarding such matters.

     3. Payment of Salary and Expenses. BearingPoint shall pay to Employee any earned, but unpaid portion of his salary, as of the Termination Date, no later than the date on which such salary would normally be paid. Any outstanding reimbursable expenses as of the Termination Date will be paid to Employee upon submission and approval of those expenses in accordance with the Company’s policies and customary practices.
     4. Restricted Stock Units (“RSUs”). Subject to, and in consideration of Employee’s release of claims in Paragraph 9, BearingPoint agrees that on the Termination Date, Employee, in accordance with the proviso in the first sentence of Section 3 of Employee’s RSU Agreement (exclusive of any reference to “Good Reason”), shall vest in the 30,000 RSUs otherwise scheduled to vest on August 22, 2008, thereby bringing Employee’s total number of vested RSUs, as of October 31, 2007, to 270,000. Effective October 31, 2007, Employee shall forfeit the remaining 30,000 RSUs of his original RSU Award. The terms, conditions and restrictions set forth in Employee’s RSU Agreement, including, but not limited to, the terms, conditions and restrictions relating to vesting, termination, forfeiture, settlement, sale, taxation and change in control, shall continue to apply after the Termination Date.
     5. Additional Consideration. Employee specifically acknowledges and agrees that the consideration set forth in this Paragraph 5 exceeds anything of value to which he is currently entitled.
a.	Severance Pay. Subject to, and in consideration of Employee’s release of claims in Paragraph 9, BearingPoint shall remit a severance payment to Employee, on or before October 31, 2007, but in no event prior to expiration of the Revocation Period set forth in Paragraph 10, in the total amount of ONE MILLION DOLLARS AND 00/100 ($1,000,000.00) (the “Payment”), less required and authorized withholdings and deductions. The Payment shall be made as a one-time, lump sum payment through the normal payroll cycle for October 31, 2007. The Payment shall be inclusive of any compensation owed to Employee for accrued but unused personal leave (“paid time off” or “PTO”) as of the Termination Date.
i.	BearingPoint will issue one Form W-2 to Employee for the 2007 tax year which shall include, among other sums, the Payment amount of ONE MILLION DOLLARS AND 00/100 ($1,000,000.00).

ii.	The Payment shall be delivered pursuant to the direct deposit instructions currently on file with the Company. In the event of Employee’s death prior to the date on which the Payment is scheduled to be made, BearingPoint agrees the Payment shall be remitted to Employee’s estate.

iii.	Employee agrees and acknowledges this Payment constitutes full and final satisfaction of any and all actual or potential disputes arising out of Employee’s employment relationship with the Company and the termination of that relationship.

iv.	In the event Employee should contend in any litigation, arbitration or other adversary proceeding that this Agreement, or any portion of it, is invalid or unenforceable, then as a precondition to making such contention, Employee hereby agrees to first refund in full to the Company all amounts received under this Paragraph 5.
b.	Covenants. Subject to, and in further consideration of Employee’s release of claims in Paragraph 9, BearingPoint hereby agrees to release Employee from those obligations set forth in Paragraphs 3(a) through 3(c) of Employee’s Managing Director Agreement. BearingPoint further agrees to release Employee from any obligation not to solicit for employment or hire, Employee’s spouse (Judy Ethell), or otherwise cause the termination of her employment with BearingPoint. Any and all remaining obligations of Employee set forth in Paragraph 3(d) of the Managing Director Agreement, and any related remedies, shall remain unchanged by this Agreement.
     6. Taxes. All amounts paid to Employee pursuant to this Agreement (other than reimbursed expenses) and all amounts withheld by BearingPoint for the account of Employee, pursuant to the next sentence, will, for income tax purposes, be includible in the gross taxable income of Employee for the appropriate tax year. To the extent required by applicable law, BearingPoint shall withhold or cause to be withheld from the Payment the amount of any applicable federal, state or local taxes. Employee will be solely responsible for all personal taxes, interest and penalties, if any, which are or may become due on amounts paid to him under this Agreement and agrees to defend, indemnify and hold BearingPoint harmless for any tax claims due on such amounts as a result of any action, inaction or omission by Employee.

     7. Costs. The Parties shall each bear their own costs and attorneys’ fees incurred in connection with this Agreement.
     8. No Further Compensation. Employee acknowledges and agrees he is not entitled to receive any further monetary compensation, in the form of cash, equity or otherwise, from the Company and that the only future payments, equity and benefits he is entitled to receive from the Company are those specified in this Agreement.
     9. Complete Release of Claims. The Parties agree the consideration provided for herein represents settlement in full of all outstanding obligations that are, or could be argued to be, owed by one Party to the other Party. Employee, on behalf of himself and his respective heirs, family members, executors and assigns, and BearingPoint, including its present and future officers, employees, agents, directors, executives, investors, shareholders, administrators, affiliates, divisions, subsidiaries, parents, assigns, predecessor and successor corporations, hereby fully and forever release each other from any and all claims, whether presently known or unknown, suspected or unsuspected, they may possess arising from any omissions, acts, events or facts that have occurred up until and including the date on which the Parties execute this Agreement including, without limitation:
a.	any and all claims relating to or arising from Employee’s employment relationship with the Company and the termination of that relationship;

b.	any and all claims, including any potential benefits or compensation related thereto, that Employee is entitled or has grounds to terminate employment for “Good Reason,” as that term is defined in his Employment Letter dated August 22, 2005;

c.	any and all claims of wrongful discharge of employment; constructive discharge, termination for “good reason;” termination of employment following a change in control; termination of employment in anticipation of a change in control; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of the covenant of good faith and fair dealing; promissory estoppel; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion, and any other claim for tort or wrongful treatment;

d.	any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964 (“Title VII”), the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Americans with Disabilities Act of 1990 (“ADA”), the Rehabilitation Act of 1973, the Employee Retirement Income Security Act of 1974 (“ERISA”), the Uniformed Services Employment and Reemployment Rights Act of 1994 (“USERRA”), the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), any federal or state False Claims Act, the Sarbanes-Oxley Act of 2002, the Worker Adjustment and Retraining Notification Act (“WARN”), and all amendments to each Act as well as the regulations issued thereunder;

e.	any and all claims arising out of any other federal, state or local laws and regulations relating to employment or employment discrimination;

f.	any and all claims relating to, or arising from, Employee’s right to receive or purchase, or actual receipt or purchase, of shares of stock of the Company, including, without limitation, any claims of fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

g.	any and claims for violation of the federal, or any state, constitution; and

h.	any and all claims for attorneys’ fees and costs.
     The Parties agree the release set forth in this Paragraph 9 shall remain in effect in all respects as a complete general release as to the matters released herein. Further, the Parties agree this release does not extend to: (i) any claims related to breach of this Agreement, (ii) any claims BearingPoint and Employee’s spouse (Judy Ethell), in her personal and individual capacity, may have against each other, or (iii) any obligations of Employee or the Company pursuant to his Managing Director Agreement or RSU Agreement, not modified by this Agreement, that govern the employment relationship through the Termination Date or otherwise survive termination of Employee’s employment with the Company.

     10. Acknowledgement of Waiver of Claims under ADEA. Employee expressly acknowledges he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”) and that this waiver and release is knowing and voluntary. Employee acknowledges the consideration given for this waiver of claims under the ADEA is in addition to anything of value to which he was already entitled. Employee further acknowledges: (a) he has been by this writing that he should consult with an attorney prior to executing this Agreement; (b) he has carefully read and fully understands all of the provisions of this Agreement; (c) he is, through this Agreement, releasing the Company from any and all claims he may have against it; (d) he understands and agrees that this waiver and release does not apply to any claims that may arise under the ADEA after the date he executes this Agreement; (e) he has at least twenty-one (21) days within which to consider this Agreement; (f) he has seven (7) days following his execution of this Agreement to revoke the Agreement (the “Revocation Period”); and (g) this Agreement shall not be effective until the Revocation Period has expired. Any revocation should be in writing and delivered to the attention of: Laurent C. Lutz, BearingPoint, Inc., O’Hare Plaza, 8725 W. Higgins Road, Chicago, Illinois, 60631.
     11. Covenant Not to Sue. Employee agrees and covenants not to directly or indirectly institute, file, solicit, advise, or participate in the commencement and/or prosecution of any lawsuit, charge or complaint against BearingPoint, in any court or administrative agency, with regard to any claims, demands, liabilities or obligations: (i) arising out of his employment with BearingPoint, his separation therefrom, or (ii) arising from acts or omissions taken or made prior to the date of this Agreement. Employee further agrees that except as required by law, he will not either directly or indirectly assist in, cooperate or consult with, or encourage any other parties or their attorneys to commence or prosecute any present or future lawsuit against BearingPoint in connection with any claims released herein.
     Nothing in this Agreement shall be construed to prohibit Employee from filing a charge with, or participating in any investigation or proceeding conducted by, the Equal Employment Opportunity Commission (“EEOC”) or a comparable state or local agency. Notwithstanding the foregoing, Employee agrees to waive his right to recover monetary damages in any charge, complaint or lawsuit filed by Employee or anyone else on his behalf.

     12. Confidential Information. (a) Employee acknowledges that he has learned and may continue to learn “Confidential Information” (as defined below) relating to BearingPoint. In consideration of this Agreement, Employee agrees he will not disclose or use, or authorize any third party to disclose or use, any such Confidential Information, without prior written approval of the Company. As used in this Paragraph 12 and throughout this Agreement, “Confidential Information” shall mean information, including trade secrets, disclosed or known to Employee during his employment with the Company, about BearingPoint and/or its affiliates, the Company’s methods, business plans, operations, products, processes and services, including, but not limited to, information relating to research, development, inventions, programs, systems, finances and financial statements, marketing plans and strategies, merchandising, pricing strategies, merchandise sources, clients sources, system designs, procedure manuals, automated data programs, financial projections, computer software, terms and conditions of business arrangements with clients or suppliers, personnel procedures, supply and service resources, names and addresses of clients, names of professional advisors, and all other information pertaining to clients and suppliers of the Company, including, but not limited to assets, business interests, personal data and all other information pertaining to the Company, clients or suppliers whatsoever, including all accompanying documentation therefor. All information disclosed to Employee, or to which Employee had access or will have access during the period of his employment with the Company, for which there is any reasonable basis to believe is, or which appears to be treated by the Company as Confidential Information, shall be presumed to be Confidential Information hereunder. The provisions of this Paragraph 12 shall not apply to a particular portion of the Confidential Information when: (a) it enters the public domain through no fault of Employee, (b) it is in Employee’s possession free of any confidentiality obligation, or (c) it was developed independently of and without reference to any Confidential Information or other information disclosed in confidence to any third party.
     (b) Employee agrees that all documents of any nature pertaining to activities of the Company or its affiliates, or that include any Confidential Information, in his possession now or at any time during the terms of his employment with the Company, including without limitation, memoranda, notebooks, notes, data sheets, records and computer programs (however stored), are and shall be the property of the Company (“BearingPoint Property”).
     (c) The Company acknowledges and agrees that Employee has been in the consulting business for over 25 years, including over 22 years in the business prior to joining the Company, and as a result, Employee has accumulated information and knowledge regarding the consulting industry. Therefore, for clarification, nothing in this Agreement shall restrict Employee from using information or knowledge regarding the consulting industry that Employee possessed prior to his employment with the Company and nothing in this Agreement shall restrict Employee from using the “residuals” from the Confidential Information so long as he maintains the confidentiality of the Confidential Information as required herein. The term “residuals” means Confidential Information in non-tangible form (i.e., ideas, know-how or techniques that are not written or in other documentary form such as tape or disk) which may be retained by Employee as a result of his access to the Confidential Information during his employment with the Company. Nothing contained in this Agreement shall preclude or limit Employee from performing services which may be similar to those performed by Employee on behalf of the Company without reliance on the Company’s Confidential Information.
     13. Remedies for Breach. Employee hereby acknowledges that a violation of any of the covenants set forth in Paragraphs 11 or 12 of this Agreement will cause irreparable damage to BearingPoint and, accordingly, agrees BearingPoint, in addition to liquidated damages in an amount equal to ten (10) percent of the amount of the payments made pursuant to Paragraph 5(a) above, for each occurrence of a proven breach, shall be entitled as a matter of right to an injunction, issued by any court of competent jurisdiction, restraining any violation or further violation of such covenants by Employee; such right to an injunction, however, shall be in addition to the liquidated damages provided for above; provided, however, under no circumstances shall the total damages required to be paid under this Paragraph 13 exceed one hundred percent (100%) of the total amount received by Employee under Paragraph 5(a) above.
     14. Return of BearingPoint Property. Employee agrees he will return all Confidential Information to the Company prior to the Termination Date (including all copies of Confidential Information no matter how stored), and all other property of the Company, including, but not limited to, keys, access cards, computers, electronic equipment, notebooks, files, policies, papers, furniture and corporate credit cards.
     15. No Admission. Each of Employee and the Company understands and acknowledges that by entering into this Agreement, neither Employee nor the Company admits to any unlawful conduct or wrongdoing in connection with Employee’s employment by the Company or the termination thereof.
     16. No Pending Lawsuits. Employee represents he has no lawsuits, claims, complaints, charges, actions, or administrative filings pending in his name, or on behalf of any other person or entity, against BearingPoint or any other person or entity referred to herein.

     17. Nature of Agreement. This Agreement and all its provisions are contractual, not mere recitals, and shall continue in permanent force and effect unless revoked as provided herein.
     18. Cooperation. Following the Termination Date, Employee agrees to make himself available and cooperate with the Company’s reasonable requests for assistance regarding matters about which Employee has relevant personal information or knowledge acquired during his employment with BearingPoint.
     19. No Right to Future Employment. Employee agrees not to seek further employment or any other working relationship with BearingPoint and acknowledges he does not possess any rights or claims to any future employment with the Company.
     20. Notices. Any notice, demand or request required or permitted to be given or made under this Agreement shall be in writing and shall be deemed to be given or made when delivered in person, when sent by United States registered or certified mail, or postage prepaid, or when faxed or emailed to a party at the address, facsimile number or email address specified below:

If to the Company:	BearingPoint, Inc. Attention: Laurent C. Lutz O’Hare Plaza 8725 W. Higgins Road Chicago, IL 60631 Fax Number: (773) 714-0399 Email: laurent.lutz@bearingpoint.com

If to Employee:	Robert R. Glatz [address redacted]

Fax Number: [redacted] Email: [redacted]
     Either Party may change the notice address by providing notice to the other Party in accordance with the terms of this Paragraph.
     21. Paragraph Headings. All Paragraph headings are for convenience only and do not modify or restrict any terms or conditions set forth in this Agreement.
     22. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Virginia, without regard to conflicts of law principles.

     23. Drafter of Agreement. This Agreement shall be construed without respect to its drafter, and shall be construed as though the Parties both participated equally in the drafting of this Agreement.
     24. Assignment. The obligations and duties of the Parties set forth in this Agreement may not be assigned or delegated; provided however, that nothing in this Agreement shall preclude the Company from consolidating or merging with, or transferring all or substantially all assets to, another corporation, person or entity (“Entity”). The obligations and duties of Employee hereunder shall be personal and not assignable or delegable by Employee in any manner whatsoever. Notwithstanding the foregoing, the Company shall have the right to assign its rights under this Agreement to any Entity which may acquire any part or all of the Company’s business (whether by asset purchase, stock sale, merger, or otherwise).
     25. Entire Agreement. This Agreement constitutes the entire and final agreement and understanding between the Parties on the subject matters hereof and supersedes or negates all prior or other written and/or verbal agreements, representations, statements, inducements or understandings pertaining to this Agreement and/or the subject matters hereof. Notwithstanding any rule of law to the contrary, this Agreement shall not be — and shall not otherwise be deemed to be — amended, supplemented, revised, altered or modified in any other way, whether orally, by conduct, through informal writings, or by any combination thereof. This Agreement may be amended, supplemented, revised, altered or modified only as set forth in Paragraph 26 of this Agreement. In the event the terms of this Agreement are inconsistent or conflict with the terms of any other writing regarding the subject matter hereof, the terms of this Agreement shall control.
     26. Amendments. This Agreement may not be orally modified. This Agreement may only be modified in a writing signed by both Parties. As to BearingPoint, only its General Counsel is authorized to modify this Agreement.
     27. No Representations. By executing this Agreement, Employee represents and acknowledges he does not rely, and has not relied, upon any representation or statement not set forth in this Agreement with regard to the subject matter, basis, or effect of this Agreement or otherwise.
     28. Severability. Should it be determined that any provision or part of this Agreement or any documents executed in connection herewith is invalid or unenforceable, then such invalidity or unenforceability shall not affect the validity or enforceability of any other provision or part of this Agreement or the documents attendant to same.

     29. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed as effective as the signed original. Photographic or facsimile copies of such signed counterparts may be used in lieu of the originals and shall have the same effect as the original for all purposes.
     30. Authority to Execute. The Parties agree the undersigned are fully authorized to execute this Agreement. Employee represents and warrants he has the capacity to act on his own behalf and on behalf of all who might claim through Employee to bind them to the terms and conditions of this Agreement. BearingPoint represents and warrants that all corporate formalities attendant to the execution of this Agreement have been satisfied.
     31. Voluntary Execution of Agreement. The Parties acknowledge they have carefully read and fully understand all of the terms of this Agreement, including the releases contained herein, have had sufficient time to consult with counsel of their choice, and that they enter into this Agreement voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims.
EMPLOYEE AFFIRMS HE HAS CONSULTED WITH HIS ATTORNEY, OR HAD AN OPPORTUNITY TO DO SO, PRIOR TO SIGNING THIS AGREEMENT AND THAT HE IS EXECUTING THE AGREEMENT VOLUNTARILY AND WITH FULL UNDERSTANDING OF ITS CONSEQUENCES.
SIGNATURES CONTAINED ON FOLLOWING PAGE

     IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below:
BearingPoint, Inc.:

By:	/s/ F. Edwin Harbach	Dated:	10/8/07

(Signature)

F. Edwin Harbach

(Print Name)

Title:	President

Robert Glatz:

/s/ Robert R. Glatz	Dated:	10/8/07

(Signature)

Robert R. Glatz

(Print Name)

12